RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
          DECEMBER AND FOURTH QUARTER SALES RESULTS

                      -----------------

   SAME-STORE SALES UP FOR THE EIGHTH CONSECUTIVE QUARTER



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended December 29, 1999 ("December") decreased by 1.2%. Same-store sales for the quarter ended December 29, 1999 increased by 0.1%. Details follow:

                                      (Unaudited)
                               December      4th Quarter
                                 1999            1999

Total sales (000's)           $47,250         $160,152
Increase from prior year          +3%              +4%

Average unit sales:
Same stores (open at least 18 mos.)-1.2%         +0.1%
All stores (all Ryan's units)   -0.1%            +1.0%

Management noted that December sales were adversely affected by the timing of Christmas day and Ryan's normal closing schedule. As is normal practice, all Ryan's restaurants are closed on both December 24th and 25th. In 1998 these days fell on Thursday and Friday. In 1999 these days fell on Friday and Saturday, resulting in a greater loss of 1999 business as weekends are the strongest sales-producing days. If Christmas week were excluded from both years, all-store sales would have increased 0.7% and same-store sales would have decreased 0.4% for the remaining 3-week period.

In spite of the aforementioned sales factors, same-store sales were up 0.1% for the quarter, representing the eighth consecutive quarter of same-store sales gains. In fact, the Company's same-store sales have been positive for 17 out of the last 21 quarters.

At  December  29, 1999, the Company owned and  operated  289
Ryan's restaurants.

Financial  results for the fourth quarter  and  fiscal  year
1999  are  expected to be released on January 26, 2000.   In
addition, the Company's next accounting period consists of 5 weeks, ending on February 2, 2000.